Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

May 14, 2010

Catalyst Paper Corporation Announces Private Placement Agreement for Class B 11% Senior Secured Notes Due 2016

Richmond, BC – Catalyst Paper Corporation (TSX:CTL) today announced that it has entered into an agreement to sell to certain initial purchasers on a private placement basis US$110 million in aggregate principal amount of Class B 11% senior secured notes due December 15, 2016 at an offering price of 86.000% of the principal amount. The initial purchasers may retain the Class B senior secured notes for their own accounts and/or may resell the Class B senior secured notes to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

The Class B senior secured notes will rank equally in right of payment with all of Catalyst’s other existing and future senior debt, including the US$280.4 million in aggregate principal amount of 11% Senior Secured Notes due December 15, 2016 issued in connection with the exchange offer that was completed on March 10, 2010 (the “Outstanding 2016 Notes”), and will rank senior to all of Catalyst’s existing and future subordinated debt.

The Class B senior secured notes will be secured on a first priority basis by all of Catalyst’s assets, subject to certain exceptions, other than those assets securing Catalyst’s existing CDN $330 million asset-based revolving credit facility (the “ABL Facility”).  In addition, the Class B senior secured notes will be secured on a second priority basis by the assets which secure on a first priority basis obligations under the ABL Facility and the obligations under any derivatives transactions from time to time entered into by Catalyst.  These assets primarily consist of working capital and the plant, property and equipment of Catalyst’s Snowflake mill and related operations. The collateral that will secure the Class B senior secured notes is the same collateral that secures the Outstanding 2016 Notes and may secure other debt in the future.  The terms of the Class B senior secured notes are substantially identical to the terms of the Outstanding 2016 Notes.

The Class B senior secured notes will be guaranteed on a senior basis, jointly and severally, by each of Catalyst’s restricted subsidiaries, subject to certain exceptions.  These subsidiaries are the same subsidiaries that guarantee the Outstanding 2016 Notes.

The sale of the Class B senior secured notes is expected to be consummated on May 19, 2010, subject to customary closing conditions.

The net proceeds of the offering of the Class B senior secured notes will be used for general corporate purposes.

Catalyst Paper Corporation manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six facilities located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

The Class B senior secured notes and the related guarantees have not been, and will not be, registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United Sates absent registration or an applicable exemption from the registration requirements. The Class B senior secured notes are being offered and sold pursuant to an exemption from the prospectus requirements under applicable Canadian securities law.

THIS RELEASE DOES NOT CONSTITUTE AN OFFER, OR THE SOLICITATION OF AN OFFER, TO BUY OR SELL ANY SECURITY, NOR SHALL THERE BE ANY SALE OF THE CLASS B SENIOR SECURED NOTES IN ANY STATE OR JURISDICTION WHERE SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.

Forward-Looking Statements

Certain matters in this news release are forward looking. Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and uncertainties" in Catalyst's management's discussion and analysis in the interim report for the quarter ended March 31, 2010 and available at http://www.sedar.com/.

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713

Peter Staiger
Vice-President, Treasurer
604-247-4372